GoFish Cam, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2015

GOFISH CAM, LLC

TABLE OF CONTENTS



To the Members of
GoFish Cam, LLC
Wilmington, Delaware

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of GoFish Cam, LLC (the "Company"), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the period from November 2, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
December 6, 2016

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GOFISH CAM, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2015

ASSETS

Current Assets:

Cash and cash equivalents	$	24,980
Total Current Assets		24,980
TOTAL ASSETS	$	24,980

LIABILITIES AND MEMBERS' EQUITY

Liabilities	$	-
Members' Equity		24,980
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	24,980

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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GOFISH CAM, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from November 2, 2015 (inception) to December 31, 2015

Net Revenues	$	-
Operating Expenses		-
Income/(Loss) from Operations		-
Net Income/(Loss)	$	-

GOFISH CAM, LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY (UNAUDITED)
For the period from November 2, 2015 (inception) to December 31, 2015

	Members' Equity
Balance at November 2, 2015 (inception)	$ -
Contributions	24,980
Net Income/(Loss)	-
Balance at December 31, 2015	$ 24,980

GOFISH CAM, LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from November 2, 2015 (inception) to December 31, 2015

Cash Flows From Operating Activities		
Net Income/(Loss)	$	-
Net Cash Provided By/(Used In) Operating Activities		-
Cash Flows From Investing Activities		
Net Cash Provided By/(Used In) Investing Activities		-
Cash Flows From Financing Activities		
Contributions from members		24,980
Net Cash Provided By Financing Activities		24,980
Net Change In Cash		24,980
Cash at Beginning of Period		-
Cash at End of Period	$	24,980

GOFISH CAM, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2015 and for the period from November 2, 2015 (inception) to December 31, 2015

NOTE 1: NATURE OF OPERATIONS

GoFish Cam, LLC (the "Company"), is a limited liability company organized November 2, 2015 under the laws of Delaware.   The Company was formed to develop an underwater action camera designed to sit on a fishing line and work with a mobile application.

The Company's activities since inception have consisted of formation activities and preparations to raise additional capital.   The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority tounadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: MEMBERS' EQUITY

The Company had a single member as of December 31, 2015, with all ownership interests held by the founder. Since the Company is a limited liability company, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits as of December 31, 2015. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 5: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) –Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

Conversion to Corporation

On January 21, 2016, the Company converted from a Delaware Limited Liability Company to a Delaware corporation and changed its name from GoFish Cam, LLC to GoFish Cam, Inc. The Company authorized 10,000,000 shares of common stock at $0.0001 par value.

Common Stock

In January 2016, the Company issued 5,250,000 shares of common stock at $0.0001 per share, resulting in total proceeds of $525. Certain of these stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms ranging from immediate to four years, contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price.

In August 2016, the Company issued 276,316 shares of common stock at $0.109 per share, resulting in total proceeds of $30,000. The stock purchase agreement stipulates that additional shares are to be issued to this stockholder to maintain its 5% ownership on the fully diluted capitalization of the Company until immediately prior to the first closing of the sale and issuance of the Company's capital stock or notes convertible into capital stock, in a future bona fide financing that results in an aggregate purchase price paid to the Company by investors that are not related to or otherwise affiliated with the Company's founders of not less than $200,000.

Convertible Notes

During 2016, the Company issued $222,500 of convertible promissory notes (the "Notes"). $93,000 of such were non-cash, coming in the form of services to the Company. The Notes bear interest at 6% and mature on August 1, 2018, with the exception of one note for $10,000 original principal which matures on July 31, 2017.

Regarding $10,000 of these Notes, principal and accrued interest is automatically convertible into the Company's equity upon the next qualified equity financing of at least $2,000,000. The conversion price on this automatic conversion feature is a 10% discount to the pricing in the qualified equity financing. Regarding $212,500 of these Notes, principal and accrued interest is automatically convertible into the Company's equity upon the next qualified equity financing of at least $2,000,000. The conversion price on this automatic conversion feature is the lesser of: A) a

10-25% discount (varies by note agreement) to the pricing in the qualified equity financing; or, B) the price per share implied by a $3,000,000 valuation on the Company's fully diluted capitalization.

Regarding $10,000 of these Notes, principal and accrued interest are convertible into the Company's equity upon maturity (if conversion has not yet occurred) at the Company's election. If the Company makes such election, the Notes' are converted into the number of shares determined by the percentage of ownership on the Company's then outstanding shares of common stock derived from dividing the then outstanding principal and interest by the sum of $5,000,000 and the aggregate original principal and accrued interest on the notes issued by the Company (up to $1,000,000 authorized).

Regarding $212,500 of these Notes, principal and accrued interest are convertible into the Company's equity upon maturity (if conversion has not yet occurred) at each noteholder's election. If the noteholder makes such election, the Notes' are converted into the number of shares determined by the percentage of ownership on the Company's then outstanding shares of common stock derived from dividing the then outstanding principal and interest by the sum of $3,000,000 and the aggregate original principal and accrued interest on the notes issued by the Company (up to $1,000,000 authorized).

Management's Evaluation

Management has evaluated subsequent events through December 6, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.